Ecopetrol informs appointments in senior management and legal representation.

Ecopetrol S.A. (BVC: ECOPETROL, NYSE: EC) informs that the Board of Directors, in its meeting on September 29, 2023, made the following appointments:

•	Germán González Reyes as Vice President of Corporate Affairs and General Secretary, effective immediately. He has been in charge of this vice presidency since July 5, 2023. He is a lawyer with a specialization in Socioeconomics from Universidad Javeriana and a specialist in International Transportation Law. He has over thirty years of experience in the legal advisory profession and in managerial and strategic public positions in oil & gas, telecommunications, drinking water, and sanitation companies. He has also served as Deputy Minister of Communications. From 2017 until assuming this vice presidency, he was Manager of Legal Management in the Legal Vice Presidency of Ecopetrol S.A.
•	Sandra Lucía Rodríguez Rojas as Vice President of Sustainable Development effective from October 20, 2023. She is a lawyer from Javeriana University, holding a master's degree in environmental policy and management, as well as a master's degree in public law from Carlos III University of Madrid. She is a professor at the Faculty of Legal Sciences at Javeriana University. With over 20 years of experience in overseeing human rights projects, social responsibility, and environmental sustainability, in accordance with international standards, both in the public and private sectors. Since 2018, she has served as the Deputy Ombudswoman for Collective Rights and the Environment at the Ombudsman's Office.
•	Luz Elena Díaz García as Corporate Vice President of Compliance, effective from October 16, 2023, who will also serve as the Compliance Officer of Ecopetrol S.A. She holds a degree in Finance and International Relations from the Externado de Colombia University, and she is a specialist in Corporate Finance from CESA. With over 15 years of experience in ethical and compliance matters, internal control, financial assurance, risk management, and due diligence, she has worked as a consultant in various economic sectors, most recently in the oil and gas, energy, and consumer goods industries. She has led investigations on fraud, corruption, bribery, AML/CFT/Sanctions at both public and private levels.

The Board of Directors also made the following appointments:

•	David Alfredo Riaño Alarcón, Vice President of Low Emission Solutions, as the alternate legal and commercial representative in the second position.
•	Luis Carlos Plata Prince, Attorney of the Judicial and Extrajudicial Management, as the alternate legal representative for judicial and extrajudicial matters.
•	Aldemar Alfonso Mejía Prado, Planning and Procurement Manager, as the alternate legal representative for the procurement of goods and services.

Bogotá D.C., October 2, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co